UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Q1 2026 Results Release
2.	Supplement to First Quarter 2026 Results Release

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS FIRST QUARTER 2026 RESULTS

STRONG OPERATIONAL PERFORMANCE CONTINUES

STRENGTHENED FINANCIAL CAPACITY AND FLEXIBILITY

Bogota, Colombia – May 6, 2026 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, reports its consolidated financial results for the three-month period ended March 31, 2026 (“First Quarter” or “1Q2026”). A conference call to discuss these results will be held on May 7, 2026, at 10:00 am (Eastern Daylight Time).

GeoPark performed strongly in 1Q2026, combining solid operational execution with disciplined financial management. The Company benefited from a constructive pricing environment and effective commercial execution, while maintaining cost efficiency and navigating market volatility through its risk management strategy. During the quarter, GeoPark strengthened its financial and liquidity position, while advancing its strategic priorities, positioning the Company to deliver resilient performance and long-term value creation.

FIRST QUARTER 2026 FINANCIAL SUMMARY

Brent prices materially strengthened during the quarter, averaging $77.9/bbl, driven by geopolitical disruptions. This stronger benchmark environment supported an improvement in GeoPark’s realized pricing, with the Company delivering a combined realized price of $60.4/bbl in 1Q2026, compared to $54.8/bbl in 4Q2025. While the benefit of higher benchmark prices was partially moderated by the Company’s hedging strategy and wider Vasconia differentials during the quarter, GeoPark continued to capture attractive pricing levels through disciplined commercial execution and risk management.

Production from Colombia and Argentina (excluding the divestment of Ecuador and Brazil assets) increased by 1% versus 4Q2025, reinforcing the production inflection achieved in 2025. Sales volumes1 improved by 8%, including the commercialization of deferred sales volumes produced during 4Q2025.

As a result, total revenue increased by 16% compared to 4Q2025, supported by higher sales volumes and an improved realized price, in line with the Company’s disciplined approach to risk management.

In 1Q2026, GeoPark reported Adjusted EBITDA2  of $71.3 million (56% margin), 54% higher than 4Q2025. This was driven by the revenue performance described above, as well as improved operating costs, which decreased to $14.7 per barrel of produced boe from $15.8 per boe in 4Q2025, despite an adverse exchange rate impact in Colombia and Argentina during the quarter.

Building on a strong operating performance, with operating profit increasing to $58.0 million in 1Q2026 from $20.6 million in 4Q2025, net income for the quarter totaled $20.2 million. Reported net income included non-recurring items including the break-up fee receivable related to the transaction with Frontera Energy, net of associated transaction costs and other items. Compared to 4Q2025, net income was also impacted by a higher income tax charge, reflecting higher taxable income and the 10% tax surcharge in Colombia due to higher oil prices.

1 Sales volumes expressed in barrel of oil equivalent per day.

2 For reconciliations, see "Reconciliation of Adjusted EBITDA to Profit Before Income Tax" table below.

Capital expenditures totaled $22.0 million in 1Q2026, primarily focused on maintaining and enhancing production through an integrated drilling and workover campaign in the Llanos 34 block (GeoPark operated, 45% WI). During the quarter, the Company also conducted drilling operations at the Bisbita Norte-1 well in the Llanos 123 block (GeoPark operated, 50% WI) and continued infrastructure upgrades on the Loma Jarillosa Este platforms, laying a solid foundation for the upcoming drilling campaign in Vaca Muerta. The Company generated Adjusted EBITDA equal to 3.2x its capital expenditures and delivered ROACE of 19%, underscoring disciplined, returns-focused capital allocation.

GeoPark continued to generate solid operating cash flow during the quarter ($32.9 million) supported by operational strength that enabled the Company to fund its investment program. Additional cash inflows during the quarter included $65.0 million in local debt raised to fund the acquisition of Frontera Energy’s E&P assets, $100.3 million from escrow recovery and the break-up fee proceeds related to that transaction, as well as $107.0 million from Grupo Gilinski’s investment in 20% of the company’s shares. As a result, GeoPark’s cash and cash equivalents stood at $274.9 million as of the end of 1Q2026.

Net debt stood at $333.1 million at the end of 1Q2026, with a leverage ratio of 1.3x, reflecting a robust capital structure.

Regarding hedging, the Company continues to proactively monitor market conditions, maintaining a disciplined risk management approach while preserving strong liquidity and financial flexibility. As of the date hereof, oil price protection for 2026 has been secured through three-way collars covering approximately 19,000 bpd of full-year production, with a first floor of $64.8/bbl, a second floor of $50/bbl, and average ceiling prices of $72/bbl. For 2027, approximately 11,000 bpd of expected production has been hedged on a full-year basis, with comparable levels of downside protection and upside participation.

During the quarter, GeoPark announced the entry of Grupo Gilinski as a new strategic investor, representing a meaningful shift in the Company’s shareholder composition. This investment introduces a long-term aligned partner with a proven track record in value creation, further strengthening GeoPark’s strategic positioning. The transaction enhances the Company’s financial flexibility and provides additional capacity to actively pursue value-accretive growth opportunities.

The Board declared a quarterly cash dividend of $0.023 per share, payable on June 4, 2026, to shareholders of record at the close of business on May 20, 2026.

Felipe Bayon, Chief Executive Officer of GeoPark, said: “We delivered a strong start to 2026, with significant growth in revenues and EBITDA supported by solid operational execution, improved pricing and disciplined cost management. During the quarter, we further strengthened our balance sheet, increased liquidity and continued advancing our strategic priorities, including the integration of Vaca Muerta and disciplined capital allocation. In addition, the entry of Grupo Gilinski as a strategic long-term aligned partner marks an important milestone, strengthening our shareholder alignment, financial position and providing additional capacity to pursue value-accretive growth opportunities. We remain well positioned to navigate market volatility while capturing opportunities ahead.”

Supplementary information is available at the following link:

https://ir.geo-park.com/1Q26-SupplementaryRelease

FIRST QUARTER 2026 HIGHLIGHTS

Oil and Gas Production and Operations

●	1Q2026 consolidated average oil and gas production of 27,249 boepd[3], performing above plan
●	9 rigs in operation (4 drilling and 5 workover) at the end of 1Q2026
●	Initiated drilling in the Loma Jarillosa Este Block in Vaca Muerta
●	4 wells drilled and completed in 1Q2026

Revenue, Adjusted EBITDA and Net Profit

●	Revenue of $128.4 million compared to $110.3 million in 4Q2025
●	Adjusted EBITDA of $71.3 million compared to $46.3 million in 4Q2025
●	Operating profit of $58.0 million compared to $20.6 million in 4Q2025
●	Net profit of $20.2 million compared to $31.1 million in 4Q2025

Cost Structure and Capital Efficiency

●	Operating costs of $14.7 per boe and structure costs of $4.0 per boe in 1Q2026
●	Capital expenditures of $22.0 million
●	1Q2026 Adjusted EBITDA to capital expenditures ratio of 3.2x
●	Return on Average Capital Employed (ROACE) of 19%

Balance Sheet and Liquidity

●	Cash and cash equivalents of $274.9 million as of March 31, 2026
●	Full-Year net leverage of 1.3x and no principal debt maturities until January 2027

Hedging and Risk Management

●	As part of the Company’s risk management strategy to protect pricing and support earnings stability, 1Q2026 revenue reflected a $10.2 million impact from commodity risk management contracts
●	As of the date hereof, approximately 19,000 bpd of full-year production has been protected through 3-way collars with average strikes of $64.8/$50.0/$72.0 per boe
●	For 2027, approximately 11,000 bpd of expected production has been hedged on a full-year basis, with comparable levels of downside protection and upside participation

Shareholder Value Return

●	Quarterly cash dividend of $0.023 per share, or approximately $1.5 million, payable on June 4, 2026, to shareholders of record at the close of business on May 20, 2026, in line with the revised dividend program approved by the Board
●	Dividend suspension commencing with the 3Q2026 results
●	The Board will reassess dividends once positive free cash flow generation resumes after the peak investment phase, consistent with GeoPark’s disciplined, returns-based capital framework

3 Reported in the 1Q2026 Operational Update.

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	1Q2026	4Q2025	1Q2025
Oil production[a] (bopd)	27,141	27,431	28,972
Gas production (mcfpd)	649	5,524	624
Average net production (boepd)	27,249	28,351	29,076
Brent oil price ($ per bbl)	77.9	63.1	74.9
Combined realized price[b] ($ per boe)	60.4	54.8	62.8
⁻ Oil[c] ($ per bbl)	67.4	54.5	65.3
⁻ Gas ($ per mcf)	1.5	4.0	—
Sale of crude oil ($ million)	138.6	100.1	137.1
Sale of purchased crude oil ($ million)	—	—	0.4
Sale of gas ($ million)	0.0	2.5	—
Commodity risk management contracts ($ million)	(10.2)	7.7	(0.2)
Revenue ($ million)	128.4	110.3	137.3
Production & operating costs[d] ($ million)	(37.7)	(39.8)	(35.4)
G&G, G&Ae ($ million)	(10.6)	(15.4)	(11.5)
Selling expenses ($ million)	(8.8)	(8.5)	(2.2)
Operating profit ($ million)	58.0	20.6	50.4
Adjusted EBITDA ($ million)	71.3	46.3	87.9
Adjusted EBITDA ($ per boe)	33.5	23.0	40.2
Net profit (loss) ($ million)	20.2	31.1	13.1
Capital expenditures ($ million)	22.0	34.3	22.6
Cash and cash equivalents ($ million)	274.9	100.3	308.0
Short-term financial debt ($ million)	166.6	18.5	19.0
Long-term financial debt ($ million)	441.4	535.1	638.4
Net debt ($ million)	333.1	453.2	349.4
Dividends paid ($ per share)	0.030	0.030	0.147
Shares repurchased (million shares)	—	—	—
Basic shares – at period end (million shares)	64,683	51,707	51,318
Weighted average basic shares (million shares)	55,603	51,684	51,281

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 4,157 bopd, 3,890 bopd, and 4,869 bopd in 1Q2026, 4Q2025 and 1Q2025, respectively. No royalties were paid in kind in other countries. Production in Ecuador is reported before the Government’s production share.
b)	After the effect of earn-out to ex-owners of certain blocks.
c)	Before the effect of earn-out to ex-owners of certain blocks.
d)	Production and operating costs include operating costs, royalties and economic rights paid in cash, share-based payments and purchased crude oil.
e)	G&A and G&G expenses include non-cash, share-based payments for $1.3 million, $1.1 million, and $1.4 million in 1Q2026, 4Q2025 and 1Q2025, respectively. These expenses are excluded from the Adjusted EBITDA calculation.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This press release and its supplementary information do not contain all the Company’s financial information and the Company’s consolidated financial statements and corresponding notes for the period are available on the Company’s website.

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

1Q2026 (In millions of $)	Colombia	Argentina	Ecuador	Brazil	Corporate	Total
Adjusted EBITDA	72.4	1.2	(0.0)	(0.3)	(2.1)	71.3
Depreciation	(23.6)	(2.4)	—	—	—	(26.0)
Write-offs	(1.7)	—	—	—	—	(1.7)
Share based payment	(0.1)	(0.0)	—	—	(1.2)	(1.4)
Lease Accounting - IFRS 16	1.2	0.0	—	—	—	1.3
Others	(2.5)	(0.2)	(0.0)	(0.1)	17.4	14.6
OPERATING PROFIT (LOSS)	45.8	(1.5)	(0.0)	(0.4)	14.1	58.0
Financial costs, net						(16.0)
Foreign exchange charges, net						(0.5)
PROFIT BEFORE INCOME TAX						41.5

1Q2025 (In millions of $)	Colombia	Argentina	Ecuador	Brazil	Corporate	Total
Adjusted EBITDA	88.4	(1.2)	3.4	(1.5)	(1.1)	87.9
Depreciation	(29.7)	—	(2.1)	(0.2)	—	(32.0)
Write-offs	(5.9)	—	—	—	—	(5.9)
Share based payment	(0.3)	(0.1)	(0.0)	(0.0)	(1.2)	(1.5)
Lease Accounting - IFRS 16	1.3	—	0.0	0.2	—	1.5
Others	0.9	(0.1)	(0.0)	(0.3)	(0.1)	0.4
OPERATING PROFIT (LOSS)	54.7	(1.4)	1.3	(1.8)	(2.4)	50.4
Financial costs, net						(21.6)
Foreign exchange charges, net						(3.3)
PROFIT BEFORE INCOME TAX						25.5

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on Thursday, May 7, 2026, at 10:00 am (Eastern Daylight Time) to discuss the 1Q2026 results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/357739077

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: +1 646-307-1963

Global Dial-In Numbers:

https://www.netroadshow.com/events/global-numbers?confId=48643

Passcode: 8385569

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:
Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com
MEDIA:
Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

2030 Notes	8.750% Senior Notes due 2030

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

G&A	Administrative expenses

G&G	Geological & geophysical expenses

Mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

ROACE

ROACE is defined as last twelve-month operating profit divided by average capital employed. Capital employed is calculated as total assets minus current liabilities and adjusted for excess cash. Excess cash corresponds to the portion of cash and cash equivalents that exceeds the amount required to cover current liabilities with current assets. The non-recurring impairment charge recorded in the 2Q2025 related to the divestment of assets in Ecuador was excluded from LTM operating profit for the purpose of this calculation

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected production, investment program, drilling operations, returns-based growth and sustainable value creation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

Item 2

SUPPLEMENT TO FIRST QUARTER 2026 RESULTS RELEASE

This document should be read in conjunction with GeoPark’s First Quarter 2026 Results Release, available on the Company’s website.

PRODUCTION, DELIVERIES AND REALIZED OIL PRICES

Production: Average net oil and gas production in 1Q2026 was 27,249 boepd, down 6% compared to 1Q2025 mainly due to the natural decline in the core Llanos 34 Block (GeoPark operated, 45% WI), temporary blockades affecting operations in the CPO-5 Block (GeoPark non-operated, 30% WI), and the divestments of the Llanos 32 Block (GeoPark non-operated, 12.5% WI1) in Colombia, the Perico (GeoPark non-operated, 50% WI) and Espejo (GeoPark operated, 50% WI) Blocks in Ecuador and the Manati gas field (GeoPark non-operated, 10% WI) in Brazil, partially offset by fresh production from the newly acquired Loma Jarillosa Este and Puesto Silva Oeste Blocks (GeoPark operated, 100% WI) in Vaca Muerta, Argentina, and successful results in the Llanos 123 Block (GeoPark operated, 50% WI) in Colombia. Oil represented 99.6% of total reported production both in 1Q2026 and 1Q2025.

For further details, please refer to the 1Q2026 Operational Update published on April 23, 2026.

Deliveries: Oil and gas deliveries to GeoPark’s offtakers in 1Q2026 totaled 23,634 boepd, down by 3% compared to 1Q2025, mainly due to lower production.

Reference and Realized Oil Prices: Brent crude oil prices averaged $77.9/bbl during 1Q2026, and the consolidated realized oil sales price (before earn-out to ex-owners of certain blocks and hedge result) increased by 3% to $67.4/bbl in 1Q2026, compared to 1Q2025.

A breakdown of reference and net realized oil prices in relevant countries in 1Q2026 and 1Q2025 is shown in the tables below:

1Q2026 - Realized Oil Prices	Colombia	Argentina
($ per bbl)
Brent oil price (*)	81.2	77.2
Local marker differential	(5.8)	(3.0)
Commercial, transportation discounts & other	(8.0)	(7.7)
Realized oil price	67.4	66.5
Weight on oil sales mix	94.4%	5.6%

1 Llanos 32 Block: GeoPark had a private WI of 25% in the Azogue field.

1Q2025 - Realized Oil Prices	Colombia	Ecuador
($ per bbl)
Brent oil price (*)	75.1	75.1
Local marker differential	(2.6)	(8.2)
Commercial, transportation discounts & other	(7.3)	0.1
Realized oil price	65.2	67.0
Weight on oil sales mix	95.2%	4.8%

(*)	Corresponds to the weighted average of ICE Brent sale price.

REVENUE AND COSTS

Revenue: Consolidated revenue decreased by 7% to $128.4 million in 1Q2026, compared to $137.3 million in 1Q2025, mainly reflecting lower realized oil and gas prices and lower deliveries.

Sales of crude oil: Consolidated oil revenue increased by 1% to $138.6 million in 1Q2026, mainly due to a 3% increase in realized oil prices and a 3% decrease in deliveries. Oil revenue was 100% of total revenue in both 1Q2026 and 1Q2025.

The table below provides a breakdown of crude oil revenue in 1Q2026 and 1Q2025:

Oil Revenue (In millions of $)	1Q2026	1Q2025
Colombia	130.6	130.1
Argentina	8.0	—
Ecuador	—	7.1
Oil Revenue	138.6	137.1

Sales of purchased crude oil: No sales of purchased crude oil were recorded in 1Q2026, compared to $0.4 million in 1Q2025. This corresponds to oil trading operations (purchasing and selling crude oil from third parties with the cost of the oil purchased reflected in production and operating costs).

Sales of gas: Consolidated gas revenue was $0.03 million in 1Q2026, compared to zero in 1Q2025.

The table below provides a breakdown of gas revenue in 1Q2026 and 1Q2025:

Gas Revenue (In millions of $)	1Q2026	1Q2025
Argentina	0.03	—
Gas Revenue	0.03	—

Commodity Risk Management Contracts: Commodity risk management contracts, which are designated and qualify as cash flow hedges, amounted to a $10.2 million loss in 1Q2026, compared to a $0.2 million loss in 1Q2025.

In 1Q2026, GeoPark had zero cost collars covering 13,000 bopd including purchased puts with an average price of $65.2/bbl and sold calls at an average price of $73.0/bbl.

Please refer to the “Commodity Risk Management Contracts” section below for a description of hedges in place.

Production and Operating Costs: Consolidated production and operating costs increased to $37.7 million in 1Q2026 from $35.4 million in 1Q2025, mainly resulting from higher operating costs and higher royalties paid in cash.

The table below provides a breakdown of production and operating costs in 1Q2026 and 1Q2025:

Production and Operating Costs (In millions of $)	1Q2026	1Q2025
Operating costs	(34.0)	(32.9)
Royalties paid in cash	(2.7)	(1.2)
Economic rights paid in cash	(0.9)	(0.8)
Purchased crude oil	—	(0.3)
Share-based payments	(0.1)	(0.2)
Production and Operating Costs	(37.7)	(35.4)

Consolidated operating costs amounted to $34.0 million in 1Q2026, compared to $32.9 million in 1Q2025.

The table below provides the operating cost on a per boe basis in 1Q2026 and 1Q2025:

Operating Costs (Per boe)[a]	1Q2026	1Q2025
Operating costs per produced boe	(14.7)	(12.3)
Operating costs per sold boe	(16.4)	(15.6)

a)	Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).

Consolidated royalties paid in cash amounted to $2.7 million in 1Q2026, compared to $1.2 million in 1Q2025, mainly resulting from the newly acquired assets in Vaca Muerta, Argentina.

Consolidated economic rights paid in cash (including high price participation, x-factor and other economic rights paid to the Colombian Government in cash) amounted to $0.9 million in 1Q2026, compared to $0.8 million in 1Q2025.

No consolidated purchased crude oil charges were recorded in 1Q2026, compared to $0.3 million in 1Q2025, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the sale of purchased oil being reflected in revenue).

Selling Expenses: Consolidated selling expenses increased to $8.8 million in 1Q2026, compared to $2.2 million in 1Q2025. The fluctuation in transportation costs is mainly attributed to deliveries at different sales points in the CPO-5 and Llanos 123 Blocks in Colombia, including the shift to export delivery locations under a new commercial arrangement with British Petroleum since August 2025. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative or export delivery points are recognized as selling expenses.

Geological & Geophysical Expenses: Consolidated G&G expenses increased to $2.8 million in 1Q2026, compared to $2.5 million in 1Q2025.

Administrative Expenses: Consolidated G&A decreased to $7.8 million in 1Q2026 compared to $9.1 million in 1Q2025.

Adjusted EBITDA: Consolidated Adjusted EBITDA2 decreased by 19% to $71.3 million in 1Q2026 compared to 1Q2025. On a per boe basis, Adjusted EBITDA decreased to $33.5 per boe in 1Q2026 from $40.2 per boe in 1Q2025.

Adjusted EBITDA (In millions of $)	1Q2026	1Q2025
Colombia	72.4	88.4
Argentina	1.2	(1.2)
Ecuador	(0.0)	3.4
Brazil	(0.3)	(1.5)
Corporate	(2.1)	(1.1)
Adjusted EBITDA	71.3	87.9

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 1Q2026 and 1Q2025, on a per boe basis:

Adjusted EBITDA/boe	Colombia		Argentina		Ecuador		Total[e]
	1Q2026	1Q2025	1Q2026	1Q2025	1Q2026	1Q2025	1Q2026	1Q2025
Production (boepd)	25,819	27,610	1,430	—	—	1,466	27,249	29,076
Inventories, RIK & Other[a]	(3,549)	(4,538)	(66)	—	—	(295)	(3,615)	(4,767)
Sales volume (boepd)	22,270	23,072	1,364	—	—	1,171	23,634	24,309
% Oil	100%	100%	97.4%	—	—	100%	99.9%	100%
($ per boe)
Realized oil price	67.4	65.2	66.5	—	—	67.0	67.4	65.3
Realized gas price[b]	—	—	9.1	—	—	—	9.1	—
Realized commodity risk management contracts	(5.1)	(0.1)	—	—	—	—	(4.8)	(0.1)
Earn-out	(2.3)	(2.5)	—	—	—	—	(2.1)	(2.4)
Combined Price	60.1	62.5	65.0	—	—	67.0	60.4	62.8
Operating costs of sold volumes[c]	(15.6)	(14.5)	(29.7)	—	—	(24.8)	(16.4)	(15.6)
Royalties & economic rights	(1.3)	(1.0)	(8.3)	—	—	—	(1.7)	(0.9)
Purchased crude oil[d]	—	—	—	—	—	—	—	(0.1)
Selling & other expenses	(4.2)	(0.7)	(2.7)	—	—	(6.9)	(4.1)	(1.0)
Operating Netback/boe	39.0	46.3	24.3	—	—	35.2	38.2	45.2
G&A, G&G & other							(4.7)	(5.0)
Adjusted EBITDA/boe							33.5	40.2

a)	RIK (Royalties in Kind) & Other: Includes royalties and other economic rights paid in kind in Colombia for approximately 4,157 bopd and 4,869 bopd in 1Q2026 and 1Q2025, respectively. No royalties were paid in kind in Argentina or Ecuador. Production in Ecuador is reported before the Government’s production share.
b)	Conversion rate of $mcf/$boe=1/6.
c)	Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).
d)	Reported in the Corporate business segment.
e)	Includes amounts recorded in the Corporate business segment.

Operating costs of sold volumes in Colombia are affected by the mix of royalties and economic rights paid in kind versus paid in cash. Operating cost per sold boe is calculated as total operating costs (including the cost to produce barrels that are used to pay royalties and economic rights in kind) divided by barrels delivered to GeoPark’s offtakers (after royalties and economic rights paid in kind).

Depreciation: Consolidated depreciation charges amounted to $26.0 million in 1Q2026, compared to $32.0 million in 1Q2025.

Write-off of unsuccessful exploration efforts: The consolidated write-off of unsuccessful exploration efforts amounted to $1.7 million in 1Q2026, compared to $5.9 million in 1Q2025.

[2]	For reconciliations, see “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” table below.

Other Income (Expenses): Consolidated other income amounted to $14.4 million in 1Q2026, compared to $0.1 million income in 1Q2025. Amounts recorded in 1Q2026 mainly include (i) a $25.0 million break-up fee received from the unconsummated acquisition of Frontera Energy’s E&P assets, (ii) related transactions costs incurred in connection with such unconsummated acquisition, (iii) other non-recurring costs associated with corporate transactions, including the strategic equity investment by Grupo Gilinski, and (iv) a temporary net worth tax applicable to legal entities in Colombia for the 2026 tax year.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT

Financial Expenses: Net financial expenses amounted to $16.0 million in 1Q2026, compared to $21.6 million in 1Q2025.

Foreign Exchange: Net foreign exchange recorded a $0.5 million loss in 1Q2026, compared to a $3.3 million loss in 1Q2025.

Income Tax: Income taxes totaled $21.3 million loss in 1Q2026, compared to $12.4 million loss in 1Q2025, mainly resulting from higher taxable income and a 10% tax surcharge in Colombia because of a higher oil price environment.

Net Profit/Loss: Net profit amounted to $20.2 million in 1Q2026, compared to $13.1 million in 1Q2025.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $274.9 million as of March 31, 2026, compared to $100.3 million as of December 31, 2025.

This net increase is explained by the following:

Cash and Cash Equivalents (In millions of $)	1Q2026
Cash flows from operating activities	50.0
Cash flows used in investing activities	(22.0)
Cash flows from financing activities	146.5
Currency Translation	0.1
Net increase in cash & cash equivalents	174.6

Cash flows from operating activities of $50.0 million included income tax payments of $3.8 million3, among others.

Cash flows from investing activities included capital expenditures of $22.0 million.

Cash flows from financing activities mainly included $107.0 million from the issuance of shares to Grupo Gilinski and $65.0 million from new local debt in Colombia, partially offset by $22.3 million related to interest payments and $1.9 million related to cash dividend payments.

3     Includes current income tax payments and $3.4 million of withholding taxes from clients (included within the “Change in working capital” line item of the Statement of Cash Flow).

Financial Debt: Total financial debt net of issuance cost was $608.0 million, corresponding to the 2030 Notes and the 2027 Notes, and a local debt in Colombia. Short-term financial debt was $166.6 million as of March 31, 2026, and corresponds to the 2027 Notes, the short-term local debts in Colombia and accrued interest.

Financial Debt (In millions of $)	March 31, 2026	December 31, 2025
2030 Notes	444.8	454.3
2027 Notes	95.1	96.2
Other local debts	68.0	3.0
Financial debt	608.0	553.5

FINANCIAL RATIOS4

(In millions of $)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage
1Q2025	657.4	308.0	349.4	0.9x	11.2x
2Q2025	625.6	266.0	359.5	1.1x	8.2x
3Q2025	570.4	197.0	373.4	1.2x	6.8x
4Q2025	553.5	100.3	453.2	1.6x	5.6x
1Q2026	608.0	274.9	333.1	1.3x	5.2x

Covenants in the 2027 Notes: The 2027 Notes include debt incurrence covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times for GeoPark to incur new debt.

Covenants in the 2030 Notes: The 2030 Notes include debt incurrence covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.5 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times for GeoPark to incur new debt.

COMMODITY RISK MANAGEMENT CONTRACTS

The table below summarizes commodity risk management contracts in place as of the date of this supplement:

Period	Type	Reference	Volume	Contract Terms
			(bopd)	(Average $ per bbl)
				Sold Put	Purchased Put	Sold Call
2Q2026	Zero cost collar	Brent	2,000	N/A	67.0	74.1
2Q2026	Zero cost 3-way	Brent	17,000	50.6	64.7	72.9
3Q2026	Zero cost 3-way	Brent	20,000	50.8	64.9	71.3
4Q2026	Zero cost 3-way	Brent	25,000	50.8	64.5	71.2
1Q2027	Zero cost 3-way	Brent	18,000	51.5	65.0	71.2
2Q2027	Zero cost 3-way	Brent	15,000	50.8	65.0	72.4
3Q2027	Zero cost 3-way	Brent	5,000	50.0	65.8	77.2
4Q2027	Zero cost 3-way	Brent	5,000	50.0	65.8	77.0

[4]	Based on trailing last twelve-month financial results (“LTM”).

SELECTED INFORMATION BY BUSINESS SEGMENT

Colombia	1Q2026	1Q2025
(In millions of $)
Sale of crude oil	130.6	130.1
Commodity risk management contracts	(10.2)	(0.2)
Revenue	120.4	129.9
Production and operating costs[a]	(33.0)	(31.5)
Adjusted EBITDA	72.4	88.4
Capital expenditures	17.5	22.5

Argentina	1Q2026	1Q2025
(In millions of $)
Sale of crude oil	8.0	—
Sale of gas	0.0	—
Revenue	8.0	—
Production and operating costs[a]	(4.7)	—
Adjusted EBITDA	1.2	(1.2)
Capital expenditures	4.3	—

Ecuador	1Q2026	1Q2025
(In millions of $)
Sale of crude oil	—	7.1
Revenue	—	7.1
Production and operating costs[a]	—	(2.6)
Adjusted EBITDA	(0.0)	3.4
Capital expenditures	—	0.1

a)	Production and operating costs = Operating costs + Royalties + Share-based payments + Purchased crude oil

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	1Q2026	1Q2025

REVENUE
Sale of crude oil	138.6	137.1
Sale of purchased crude oil	—	0.4
Sale of gas	0.0	—
Commodity risk management contracts	(10.2)	(0.2)
TOTAL REVENUE	128.4	137.3
Production and operating costs	(37.7)	(35.4)
Geological and geophysical expenses (G&G)	(2.8)	(2.5)
Administrative expenses (G&A)	(7.8)	(9.1)
Selling expenses	(8.8)	(2.2)
Depreciation	(26.0)	(32.0)
Write-off of unsuccessful exploration efforts	(1.7)	(5.9)
Other	14.4	0.1
OPERATING PROFIT	58.0	50.4
Financial costs, net	(16.0)	(21.6)
Foreign exchange (loss) gain	(0.5)	(3.3)
PROFIT BEFORE INCOME TAX	41.5	25.5
Income tax	(21.3)	(12.4)
PROFIT FOR THE PERIOD	20.2	13.1

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	March 31, 2026	December 31, 2025

Non-Current Assets
Property, plant and equipment	768.7	775.7
Other non-current assets	44.7	45.1
Total Non-Current Assets	813.4	820.8

Current Assets
Inventories	14.5	12.4
Trade receivables	69.4	39.1
Other current assets	36.8	67.9
Cash at bank and in hand	274.9	100.3
Total Current Assets	395.7	219.7

Total Assets	1,209.1	1,040.4

Total Equity	292.5	245.8

Non-Current Liabilities
Borrowings	441.4	535.1
Other non-current liabilities	79.6	122.3
Total Non-Current Liabilities	521.0	657.4

Current Liabilities
Borrowings	166.6	18.5
Other current liabilities	229.0	118.8
Total Current Liabilities	395.6	137.2

Total Liabilities	916.6	794.7

Total Liabilities and Equity	1,209.1	1,040.4

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	1Q2026	1Q2025

Cash flow from (used in) operating activities	50.0	(78.8)
Cash flow used in investing activities	(22.0)	(6.7)
Cash flow from financing activities	146.5	116.1

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

1Q2026 (In millions of $)	Colombia	Argentina	Ecuador	Brazil	Corporate	Total
Adjusted EBITDA	72.4	1.2	(0.0)	(0.3)	(2.1)	71.3
Depreciation	(23.6)	(2.4)	—	—	—	(26.0)
Write-offs	(1.7)	—	—	—	—	(1.7)
Share based payment	(0.1)	(0.0)	—	—	(1.2)	(1.4)
Lease Accounting - IFRS 16	1.2	0.0	—	—	—	1.3
Others	(2.5)	(0.2)	(0.0)	(0.1)	17.4	14.6
OPERATING PROFIT (LOSS)	45.8	(1.5)	(0.0)	(0.4)	14.1	58.0
Financial costs, net						(16.0)
Foreign exchange charges, net						(0.5)
PROFIT BEFORE INCOME TAX						41.5

1Q2025 (In millions of $)	Colombia	Argentina	Ecuador	Brazil	Corporate	Total
Adjusted EBITDA	88.4	(1.2)	3.4	(1.5)	(1.1)	87.9
Depreciation	(29.7)	—	(2.1)	(0.2)	—	(32.0)
Write-offs	(5.9)	—	—	—	—	(5.9)
Share based payment	(0.3)	(0.1)	(0.0)	(0.0)	(1.2)	(1.5)
Lease Accounting - IFRS 16	1.3	—	0.0	0.2	—	1.5
Others	0.9	(0.1)	(0.0)	(0.3)	(0.1)	0.4
OPERATING PROFIT (LOSS)	54.7	(1.4)	1.3	(1.8)	(2.4)	50.4
Financial costs, net						(21.6)
Foreign exchange charges, net						(3.3)
PROFIT BEFORE INCOME TAX						25.5

LAST TWELVE-MONTH RETURN ON AVERAGE CAPITAL EMPLOYED

(In millions of $)	March 2026	March 2025
Last twelve-month Operating Income(a)	149.1
Total Assets – Period-end	1,209.1	1,198.0
Excess Cash – Period-end	(0.1)	(222.6)
Current Liabilities – Period-end	(395.6)	(232.2)
Capital Employed – Period-end	813.4	743.2
Average Capital Employed	778.3
Return on Average Capital Employed	19%

(a)	Excludes non-recurring impairment charge recorded in the 2Q2025 related to the divestment of assets in Ecuador of $31.0 million.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar	mescobar@geo-park.com
Shareholder Value and Capital Markets Director

Miguel Bello	mbello@geo-park.com
Investor Relations Officer

Maria Alejandra Velez	mvelez@geo-park.com
Investor Relations Leader

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

2030 Notes	8.750% Senior Notes due 2030

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

bbl	Barrel

boe	Barrels of oil equivalent

boepd	Barrels of oil equivalent per day

bopd	Barrels of oil per day

G&A	Administrative expenses

G&G	Geological & geophysical expenses

LTM	Last twelve months

mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected production, investment program, drilling operations, returns-based growth and sustainable value creation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: May 6, 2026